B

Assistant Company Secretary

Facsimile Communication

My fax number is Australia: 61 3 9609 4372 My direct telephone number is Australia: 61 3 9609 3265 My after hours fax number is Australia: 61 3 9816 8008
FOR ANNOUNCEMENT TO THE MARKET

In accordance with Listing Rule 3.13.2 and Section 251AA of the Corporations Law, I advise the following results of the business conducted at the meeting of shareholders of BHP Limited held on 18 May 2001.

A poll was conducted on each of the proposed resolutions. The proxy position and poll results were:

  To approve the DLC Merger, subject to the passing of resolution 2 below (an ordinary resolution)

Þ Total number of proxy votes exercisable by all proxies validly appointed - 791,709,303

Þ Total number of proxy votes in respect of which the appointments specified that the proxy:

• was to vote for the resolution - 619,806,004

• was to vote against the resolution - 97,892,008

• was to abstain on the resolution - 6,081,151

• may vote at the proxy's discretion - 67,930,140
  To approve the DLC Merger (cont'd)

Þ Votes cast in favour - 737,236,040

Þ Votes cast against - 98,182,149

Þ Votes cast abstaining - Nil

  To adopt the new Constitution, subject to completion of the DLC Merger ("Completion") (a special resolution)

Þ Total number of proxy votes exercisable by all proxies validly appointed - 750,021,228

Þ Total number of proxy votes in respect of which the appointments specified that the proxy:

• was to vote for the resolution - 528,882,004

• was to vote against the resolution - 100,233,018

• was to abstain on the resolution - 47,675,097

• may vote at the proxy's discretion - 73,231,109

Þ Votes cast in favour - 651,542,457

Þ Votes cast against - 100,530,380

Þ Votes cast abstaining - Nil

  To approve a change of Company name, subject to Completion (a special resolution)

Þ Total number of proxy votes exercisable by all proxies validly appointed - 783,204,184

Þ Total number of proxy votes in respect of which the appointments specified that the proxy:

• was to vote for the resolution - 609,493,612

• was to vote against the resolution - 95,361,799

• was to abstain on the resolution - 6,795,232

• may vote at the proxy's discretion - 71,553,541

Þ Votes cast in favour - 730,475,260

Þ Votes cast against - 95,662,611

Þ Votes cast abstaining - Nil

  To elect as a Director Mr Brian Gilbertson, subject to Completion (an ordinary resolution)

Þ Total number of proxy votes exercisable by all proxies validly appointed - 791,680,303

Þ Total number of proxy votes in respect of which the appointments specified that the proxy:

• was to vote for the resolution - 603,803,204

• was to vote against the resolution - 90,222,094

• was to abstain on the resolution - 18,437,652

• may vote at the proxy's discretion - 79,217,353

Þ Votes cast in favour - 732,239,143

Þ Votes cast against - 90,688,278

Þ Votes cast abstaining - Nil

  To elect as a Director Mr Michael Davis, subject to Completion (an ordinary resolution)

Þ Total number of proxy votes exercisable by all proxies validly appointed - 789,553,427

Þ Total number of proxy votes in respect of which the appointments specified that the proxy:

• was to vote for the resolution - 600,928,484

• was to vote against the resolution - 90,526,803

• was to abstain on the resolution - 18,443,390

• may vote at the proxy's discretion - 79,654,750

Þ Votes cast in favour - 729,806,733

Þ Votes cast against - 90,978,738

Þ Votes cast abstaining - Nil

  To elect as a Director Mr David Brink, subject to Completion (an ordinary resolution)

Þ Total number of proxy votes exercisable by all proxies validly appointed - 791,680,303

Þ Total number of proxy votes in respect of which the appointments specified that the proxy:

• was to vote for the resolution - 602,604,719

• was to vote against the resolution - 90,738,825

• was to abstain on the resolution - 18,443,774

• may vote at the proxy's discretion - 79,892,985

Þ Votes cast in favour - 731,724,516

Þ Votes cast against - 91,187,447

Þ Votes cast abstaining - Nil

  To elect as a Director Mr Cornelius Herkströter, subject to Completion (an ordinary resolution)

Þ Total number of proxy votes exercisable by all proxies validly appointed - 791,680,303

Þ Total number of proxy votes in respect of which the appointments specified that the proxy:

• was to vote for the resolution - 602,126,505

• was to vote against the resolution - 91,238,195

• was to abstain on the resolution - 18,443,490

• may vote at the proxy's discretion - 79,872,113

Þ Votes cast in favour - 731,211,411

Þ Votes cast against - 91,700,836

Þ Votes cast abstaining - Nil

  To elect as a Director Mr Derek Keys, subject to Completion (an ordinary resolution)

Þ Total number of proxy votes exercisable by all proxies validly appointed - 791,680,303

Þ Total number of proxy votes in respect of which the appointments specified that the proxy:

• was to vote for the resolution - 601,910,948

• was to vote against the resolution - 91,397,198

• was to abstain on the resolution - 18,443,116

• may vote at the proxy's discretion - 79,929,041

Þ Votes cast in favour - 731,065,177

Þ Votes cast against - 91,847,444

Þ Votes cast abstaining - Nil

  To elect as a Director Lord Renwick of Clifton, subject to Completion (an ordinary resolution)

Þ Total number of proxy votes exercisable by all proxies validly appointed - 791,680,303

Þ Total number of proxy votes in respect of which the appointments specified that the proxy:

• was to vote for the resolution - 601,154,989

• was to vote against the resolution - 92,250,442

• was to abstain on the resolution - 18,443,136

• may vote at the proxy's discretion - 79,831,736

Þ Votes cast in favour - 730,189,118

Þ Votes cast against - 92,725,232

Þ Votes cast abstaining - Nil

  To elect as a Director Mr Barry Romeril, subject to Completion (an ordinary resolution)

Þ Total number of proxy votes exercisable by all proxies validly appointed - 791,680,303

Þ Total number of proxy votes in respect of which the appointments specified that the proxy:

• was to vote for the resolution - 602,334,345

• was to vote against the resolution - 90,872,569

• was to abstain on the resolution - 18,440,036

• may vote at the proxy's discretion - 80,033,353

Þ Votes cast in favour - 731,590,150

Þ Votes cast against - 91,325,551

Þ Votes cast abstaining - Nil

  To elect as a Director Mr John Jackson, subject to Completion (a special resolution)

Þ Total number of proxy votes exercisable by all proxies validly appointed - 791,680,303

Þ Total number of proxy votes in respect of which the appointments specified that the proxy:

• was to vote for the resolution - 597,902,670

• was to vote against the resolution - 95,590,502

• was to abstain on the resolution - 18,443,116

• may vote at the proxy's discretion - 79,744,015

Þ Votes cast in favour - 726,754,353

Þ Votes cast against - 96,161,408

Þ Votes cast abstaining - Nil

  To approve an increase in maximum aggregate Directors' fees, subject to Completion (an ordinary resolution)

Þ Total number of proxy votes exercisable by all proxies validly appointed - 788,228,976

Þ Total number of proxy votes in respect of which the appointments specified that the proxy:

• was to vote for the resolution - 576,659,179

• was to vote against the resolution - 119,761,697

• was to abstain on the resolution - 14,308,329

• may vote at the proxy's discretion - 77,499,771

Þ Votes cast in favour - 703,001,011

Þ Votes cast against - 120,102,223

Þ Votes cast abstaining - Nil

Each of the proposed resolutions was therefore passed by the required majority, and the merger with Billiton Plc is expected to proceed, subject to satisfaction of the outstanding regulatory conditions.

R V Taylor

Secretary